Exhibit 99.1

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS As at September 30, 2012 and December 31, 2011
(unaudited, expressed in Canadian dollars)

($000s)	2012	2011

ASSETS
Current assets
Accounts receivable (note 12)	$36,212	$45,322
Deposits and prepaid expenses	5,073	3,626
Commodity contract asset (note 12)	1,420	2,979
	42,705	51,927
Exploration and evaluation assets (note 3)	29,162	33,089
Property, plant and equipment (note 4)	551,616	484,301
Deferred taxes (note 8)	4,352	11,105
Total assets	$627,835	$580,422

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$52,593	$62,421
Current portion of finance lease obligation	507	490
Commodity contract liability (note 12)	1,867	10,667
	54,967	73,578

Commodity contract liability (note 12)	692	2,944
Long-term debt (note 5)	104,642	56,701
Convertible debentures	50,269	49,076
Finance lease obligation	4,246	4,627
Decommissioning liabilities	42,784	45,091
Total liabilities	257,600	232,017

SHAREHOLDERS' EQUITY
Shareholders' capital	370,664	370,048
Equity component of convertible debentures	4,378	4,378
Contributed surplus	36,576	33,882
Deficit	(41,383)	(59,903)
Total shareholders' equity	370,235	348,405
Total liabilities and shareholders' equity	$627,835	$580,422

COMMITMENTS (note 11)

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months and nine months ended September 30,
(unaudited, expressed in Canadian dollars)
	Three months ended September 30,		Nine months ended September 30,
($000s)	2012	2011	2012	2011

REVENUES
Petroleum and natural gas sales	$47,608	$48,814	$155,567	$141,760
Other income	518	331	1,464	1,364
Royalties	(8,879)	(8,586)	(26,918)	(25,922)
Total revenues	39,247	40,559	130,113	117,202

Realized gain on commodity contracts	5,472	2,392	8,453	75
Unrealized gain (loss) on commodity contracts	(6,763)	8,556	9,493	10,776
	37,956	51,507	148,059	128,053

EXPENSES
Production	11,360	12,748	37,938	36,226
Transportation	1,282	1,462	3,760	4,138
General and administrative	3,397	3,423	9,882	8,590
Share-based compensation (note 6)	945	568	2,505	2,083
Depletion and depreciation (note 4)	17,953	15,815	57,125	45,764
Loss (gain) on property dispositions	1,035	(1,531)	4,063	(1,750)
Impairment loss on property, plant and equipment	-	14,551	-	14,551
	35,972	47,036	115,273	109,602

NET PROFIT BEFORE FINANCE AND TAXES	1,984	4,471	32,786	18,451

Finance expenses (note 9)	2,631	1,903	7,513	6,009

NET PROFIT (LOSS) BEFORE TAXES	(647)	2,568	25,273	12,442

TAXES
Deferred tax expense (recovery) (note 8)	(32)	1,748	6,753	4,794

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME	(615)	820	18,520	7,648

Net profit (loss) per share (note 10)
Basic	($0.01)	$0.01	$0.17	$0.07
Diluted	($0.01)	$0.01	$0.17	$0.07

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the nine months ended September 30,
(unaudited, expressed in Canadian dollars)

($000s)	2012	2011

SHAREHOLDERS' CAPITAL
Common shares
Balance, beginning of period	$370,048	$316,779
Issued for cash, net of transaction costs	-	52,734
Issued on exercise of share options	429	362
Contributed surplus transferred on exercised options	187	147
Balance, end of period	370,664	370,022

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning and end of period	4,378	4,378

CONTRIBUTED SURPLUS (note 6)
Balance, beginning of period	33,882	30,489
Share-based compensation expense	3,053	2,473
Adjustment of share-based compensation expense for forfeitures of unvested share options	(172)	(63)
Transfer to share capital for exercised options	(187)	(147)
Balance, end of period	36,576	32,752

DEFICIT
Balance, beginning of period	(59,903)	(53,954)
Net profit	18,520	7,648
Balance, end of period	(41,383)	(46,306)

TOTAL SHAREHOLDERS' EQUITY	$370,235	$360,846

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the three and nine months ended September 30,
(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2012	2011	2012	2011

Cash provided by (used in):

CASH FLOW FROM OPERATING ACTIVITIES
Net profit (loss)	$(615)	$820	$18,520	$7,648
Adjustments for:
Depletion and depreciation	17,953	15,815	57,125	45,764
Finance expenses (note 9)	564	549	1,700	1,803
Share-based compensation (note 6)	945	568	2,505	2,083
Unrealized (gain) loss on commodity contracts	6,763	(8,556)	(9,493)	(10,776)
Loss (gain) on property dispositions	1,035	(1,531)	4,063	(1,750)
Impairment loss on property, plant and equipment	-	14,551	-	14,551
Deferred tax expense (recovery) (note 8)	(32)	1,748	6,753	4,794
Decommissioning costs incurred	(196)	87	(559)	(383)
Change in non-cash working capital (note 7)	(1,610)	3,972	(3,293)	3,832
	24,807	28,023	77,321	67,566

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	193	3	429	55,365
Issue costs on share capital	-	-	-	(3,088)
Advances from loans and borrowings	96,074	57,476	360,849	270,607
Repayment of loans and borrowings	(105,707)	(64,750)	(312,908)	(274,400)
Obligations under finance lease	(126)	(37)	(364)	(108)
	(9,566)	(7,308)	48,006	48,376
Change in non-cash working capital (note 7)	(1,086)	546	(1,965)	639
	(10,652)	(6,762)	46,041	49,015

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets	(2,012)	(5,160)	(5,248)	(15,324)
Additions to property, plant and equipment	(37,828)	(39,067)	(127,052)	(116,975)
Proceeds on sale of property, plant and equipment	4,325	4,140	6,670	4,181
	(35,515)	(40,087)	(125,630)	(128,118)
Change in non-cash working capital (note 7)	21,360	18,826	2,268	11,537
	(14,155)	(21,261)	(123,362)	(116,581)

Change in cash	-	-	-	-

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$-	$-	$-

Cash paid:
Interest	$1,576	$508	$4,751	$3,021
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, expressed in Canadian dollars)

1. CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the "Company" or "Bellatrix") is a growth oriented, public exploration and production company.  The Company resulted from a reorganization (the "Reorganization) effective November 1, 2009 pursuant to a plan of arrangement (the "Arrangement") involving, among others, True Energy Trust (the "Trust" or "True"), Bellatrix Exploration Ltd. and securityholders of the Trust.

2. BASIS OF PREPARATION

a. Statement of compliance

These condensed consolidated financial statements ("interim financial statements") were authorized by the Board of Directors on November 7, 2012.  The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting.  The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company's 2011 audited annual financial statements, available at www.sedar.com.  The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the 2011 audited annual financial statements.

b. Basis of measurement

The condensed consolidated financial statements are presented in Canadian dollars, the Company's functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value.  The condensed consolidated financial statements have, in management's opinion, been properly prepared using careful judgment and reasonable limits of materiality. These condensed consolidated financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2011. The condensed consolidated financial statement note disclosures do not include all of those required by IFRS applicable for annual financial statements. Accordingly, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2011.

3. EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2010	$18,535
Additions	16,839
Transfer to oil and natural gas properties	(1,817)
Disposals (1)	(468)
Balance, December 31, 2011	33,089
Additions	5,248
Transfer to oil and natural gas properties	(7,446)
Disposals (1)	(1,729)
Balance, September 30, 2012	$29,162

(1) Disposals include swaps.

4. PROPERTY, PLANT AND EQUIPMENT

($000s)
	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2010	$484,600	$2,236	$486,836
Additions	173,595	267	173,862
Transfer from exploration and evaluation assets	1,817	-	1,817
Disposals (1)	(2,697)	-	(2,697)
Balance, December 31, 2011	657,315	2,503	659,818
Additions	125,802	196	125,998
Transfer from exploration and evaluation assets	7,446	-	7,446
Disposals (1)	(10,910)	-	(10,910)
Balance, September 30, 2012	$779,653	$2,699	$782,352

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2010	$86,482	$774	$87,256
Charge for time period	63,085	299	63,384
Impairment loss	28,039	194	28,233
Impairment reversal	(2,664)	-	(2,664)
Disposals (1)	(692)	-	(692)
Balance, December 31, 2011	$174,250	$1,267	$175,517
Charge for time period	56,933	192	57,125
Disposals (1)	(1,906)	-	(1,906)
Balance, September 30, 2012	$229,277	$1,459	$230,736
(1) Disposals include swaps.

Carrying amounts
At December 31, 2011	$483,065	$1,236	$484,301
At September 30, 2012	$550,376	$1,240	$551,616

Bellatrix has included $371.9 million (2011: $159.8 million) for future development costs and excluded $34.8 million (2011: $34.9 million) for estimated salvage from the depletion calculation for the three months ended September 30, 2012.

For the nine month period ended September 30, 2012, the Company capitalized $3.2 million (2011: $2.7 million) of general and administrative expenses and $1.2 million (2011: $0.9 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix's credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking floating charge and security interest.  The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5. LONG-TERM DEBT

($000s)	September 30, 2012	December 31, 2011
Operating facility	$3,642	$5,701
Revolving term facility	101,000	51,000
Balance, end of period	$104,642	$56,701

As of September 30, 2012, the Company's credit facilities consist of a $15 million demand operating facility provided by a Canadian bank and a $185 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.

The revolving period for the revolving term credit facility will end on June 25, 2013, unless extended for a further 364 - day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 25, 2013. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2012.

As at September 30, 2012, the Company had outstanding letters of credit totaling $0.8 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at September 30, 2012 the Company had approximately $95.4 million, or 48% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its operating debt covenants.

6.SHARE-BASED COMPENSATION PLANS

a.Share Option Plan

During the nine month period ended September 30, 2012, Bellatrix granted 2,363,000 (2011: 2,324,000) share options and recorded share-based compensation of $2.9 million related to its outstanding share options, net of $0.2 million of forfeitures. $1.2 million of the share-based compensation expense was capitalized to property, plant and equipment.  In addition, $0.8 million (note 6 b.) was expensed in relation to the Director's Deferred Share Unit Plan, resulting in total net share-based compensation of $2.5 million recognized as an expense for the first nine months of 2012 (2011: $2.1 million).

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model.  The weighted average fair market value of share options granted during the three month periods ended September 30, 2012 and 2011, and the weighted average assumptions used in their determination are as noted below:

	2012	2011
Inputs:
Share price	3.40	5.29
Exercise price	3.40	5.29
Risk free interest rate (%)	1.1	1.9
Option life (years)	2.8	3.7
Option volatility (%)	54	65
Results:
Weighted average fair value of each share option granted	1.23	2.55

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2011: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average TSX share trading price for the three and nine months ended September 30, 2012 was $3.54 (2011: $4.41), and $4.35 (2011: $5.19), respectively.

The following tables summarize information regarding Bellatrix's Share Option Plan:

Share Options Continuity
	Weighted Average Exercise Price	Number
Balance, December 31, 2011	$3.44	7,985,320
Granted	$3.48	2,363,000
Exercised	$2.15	(199,643)
Forfeited and cancelled	$4.60	(649,670)
Balance, September 30, 2012	$3.40	9,499,007

As of September 30, 2012, a total of 10,739,129 share options were reserved, leaving an additional 1,240,122 available for future grants.

Share Options Outstanding, September 30, 2012
	Outstanding			Exercisable
Exercise Price	At September 30, 2012	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At September 30, 20121	Exercise Price
$ 0.65 - $ 0.83	277,729	$ 0.69	1.5	277,729	$ 0.69
$ 0.84 - $ 1.50	832,279	$ 1.37	1.6	786,943	$ 1.38
$ 1.51 - $ 2.00	1,593,832	$ 1.88	1.5	1,529,493	$ 1.87
$ 2.01 - $ 3.94	4,268,501	$ 3.51	3.4	1,540,812	$ 3.55
$ 3.95 - $ 5.45	2,526,666	$ 5.13	3.8	751,976	$ 5.22
$ 0.65 - $ 5.45	9,499,007	$ 3.40	3.0	4,886,953	$ 2.77

b.  Deferred Share Unit Plan

During the nine months ended September 30, 2012, the Company granted 246,225 Deferred Share Units ("DSUs") (2011: 156,934) and had 405,451 DSUs outstanding as at September 30, 2012.  For the nine months ended September 30, 2012, Bellatrix recorded approximately $0.8 million (2011: $0.6 million) of share based compensation expense and had a liability balance of $1.6 million relating to the Company's outstanding DSUs.

7. SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital
($000s)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Changes in non-cash working capital items:
Accounts receivable	$787	$9,740	$9,110	$4,955
Deposits and prepaid expenses	677	753	(1,447)	667
Accounts payable and accrued liabilities	17,200	12,851	(10,653)	10,386
	$18,664	$23,344	$(2,990)	$16,008
Changes related to:
Operating activities	$(1,610)	$3,972	$(3,293)	$3,832
Financing activities	(1,086)	546	(1,965)	639
Investing activities	21,360	18,826	2,268	11,537
	$18,664	$23,344	$(2,990)	$16,008

8. INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes.  Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes.  As at September 30, 2012, Bellatrix has approximately $560 million in tax pools available for deduction against future income.  Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

9. FINANCE INCOME AND EXPENSES

	Three months ended September 30,		Nine months ended September 30,
($000s)	2012	2011	2012	2011
Finance expense
Interest on long-term debt	$1,408	$696	$3,852	$2,253
Interest on convertible debentures	659	658	1,961	1,953

Accretion on convertible debentures	409	376	1,193	1,093
Accretion on decommissioning liabilities	155	173	507	710
	564	549	1,700	1,803
Finance expense	$2,631	$1,903	$7,513	$6,009

10. PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and nine months ended September 30, 2012 was based on a net loss of $0.6 million (2011: net profit of $0.8 million) and net profit of $18.5 million (2011: $7.6 million), respectively

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Basic common shares outstanding	107,606,884	107,391,298	107,606,884	107,391,298
Dilutive effect of:
Share options outstanding	9,499,007	7,830,931	9,499,007	7,830,931
Shares issuable for convertible debentures	9,821,429	9,821,429	9,821,429	9,821,429
Diluted common shares outstanding	126,927,320	125,043,658	126,927,320	125,043,658
Weighted average shares outstanding	107,527,718	107,391,070	107,479,907	102,664,721
Dilutive effect of share options and convertible debentures (1)	-	2,001,690	1,631,585	2,450,285
Diluted weighted average shares outstanding	107,527,718	109,392,760	109,111,492	105,115,006

(1)
For the three month period ending September 30, 2012, a total of 9,499,007 (2011: 5,829,241) share options and 9,821,429 (2011: 9,821,429) common shares issuable pursuant to the conversion of the convertible debentures were excluded from the calculation as they were not dilutive.

For the nine month period ending September 30, 2012, a total of 7,867,422 (2011: 5,380,646) share options and 9,821,429 (2011: 9,821,429) common shares issuable pursuant to the conversion of the convertible debentures were excluded from the calculation as they were not dilutive.

11. COMMITMENTS

As at September 30, 2012, Bellatrix committed to drill 3 gross (1.5 net) wells pursuant to farm-in agreements.   Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.3 million.   In addition, on February 1, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill 3 gross (3.0 net) wells per year from 2011 to 2015 for a total estimated cost of approximately $52.5 million.   As at September 30, 2012, 10 wells remained to be drilled under this commitment for a total estimated cost of $35.0 million.   On August 4, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill between 5 and 10 gross (net) wells per year from 2011 to 2016 for a total of 40 gross (net) wells at an estimated cost of approximately $140.0 million, with the first five wells requiring completion by December of 2012.   As at September 30, 2012, 34 wells remained to be drilled under this commitment for a total estimated cost of $119.0 million.

12. FINANCIAL RISK MANAGEMENT

a.Credit risk

As at September 30, 2012, accounts receivable was comprised of the following:
Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$7,990	$2,909	$10,899
Amounts due from government agencies	250	729	979
Revenue and other accruals	20,285	2,297	22,582
Cash call receivables	-	65	65
Plant revenue allocation receivable	-	2,855	2,855
Less: Allowance for doubtful accounts	-	(1,168)	(1,168)
Total accounts receivable	28,525	7,687	36,212
Less:
Accounts payable due to same partners	-	(321)	(321)
Subsequent receipts to October 31, 2012	(15,764)	(194)	(15,958)
	$12,761	$7,172	$19,933

Amounts due from government agencies include GST and royalty adjustments.  Plant revenue allocation receivable includes amounts under dispute over plant revenue allocations, net of expenses, from an operator.  The Company has commenced legal action for collection of these amounts.  Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash call receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b.  Liquidity risk

The following are the contractual maturities of financial liabilities as at September 30, 2012:

Financial liability ($000s)	< 1 Year	1-2 Years	2-5 Years	Thereafter
Accounts payable and accrued liabilities (1)	$52,593	$-	$-	$-
Commodity contract liability	1,867	692	-	-
Bank debt - principal (2)	-	104,642	-	-
Convertible debentures - principal	-	-	55,000	-
Convertible debentures - interest (3)	2,613	2,613	1,517	-
Decommissioning liabilities (4)	-	8,385	4,773	29,626
Finance lease obligation	507	533	1,615	2,098
Total	$57,580	$116,865	$62,905	$31,724

(1)
Includes $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.1 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2)
Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed.  Interest due on the bank credit facility is calculated based upon floating rates.

(3)	The 4.75% Debentures outstanding at September 30, 2012 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.
(4)	Amounts represent the inflated, undiscounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2013 and 2053).

c.     Commodity price risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at September 30, 2012, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.00 CDN	$90.00 CDN	WTI
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.49 CDN	$90.49 CDN	WTI
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$96.40 CDN	$96.40 CDN	WTI
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN	$94.50 CDN	WTI
Crude oil call option	January 1, 2012 to Dec. 31, 2012	833 bbl/d	-	$110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	-	$110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	-	$110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	-	$110.00 US	WTI
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.10 CDN	$4.10 CDN	AECO
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.10 CDN	$4.10 CDN	AECO
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.11 CDN	$4.11 CDN	AECO
Natural gas fixed	May 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$1.77 CDN	$1.77 CDN	AECO